HENLEY & COMPANY LLC

FINANCIAL STATEMENT
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov 30, 2026
Estimated average burden
hours per response... 12.00

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66463

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING___01/01/20245 AND ENDING_____12/31/2025_____

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Henley & Company LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

506 RXR Plaza

(No. and Street)

Uniondale	NY	11556
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Francis Gemino	516-794-5520	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP

(Name – if individual, state last, first, middle name)

20646 Abbey Woods Ct N, Suite 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/01/2010	5376
(Date of Registration with PCAOB)(If applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Francis Gemino, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Henley & Company LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Title:

CEO

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

HENLEY & COMPANY LLC

CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statement



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of
Henley & Company LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Henley & Company LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Henley & Company LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Henley & Company LLC's auditor since 2014.

DeMarco Sciacotta Williams & Dunleavy LLP

Frankfort, Illinois
March 19, 2026

HENLEY & COMPANY LLC

STATEMENT OF FINANCIAL CONDITION

Year Ended December 31, 2025

ASSETS

Cash and cash equivalents	$	119,527
Receivable from clearing broker, net (includes clearing deposit of $100,000 and securities owned at fair value of $52,884)		1,069,310
Office equipment, net		3,291
Operating lease right of use asset		108,808
Prepaid expenses and other assets		132,134
Total Assets	$	1,433,070

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	254,127
Lease liability		110,483
Due to affiliate		32,316
Total Liabilities		396,926
Member's equity		1,036,144
Total Liabilities and Member's Equity	$	1,433,070

See accompanying notes to the financial statement.

1. Nature of business

Henley & Company LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist principally of engaging in securities principal transactions. The Company is incorporated in New York, with two locations and two locations in Pennsylvania.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Valuation of Securities Owned at Fair Value - Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values Level I securities owned that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Fixed Assets

Office equipment is stated at cost of $29,571 less accumulated depreciation and amortization of $28,030. Artwork is stated at cost of $1,750. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Computer hardware	5 years	Straight-line
Computer software	3 years	Straight-line

Segment Reporting

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires incremental disclosures about reportable segments but does not change the definition of a segment or the guidance for determining reportable segments. The new guidance requires disclosure of significant segment expenses that are (1) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker ("CODM") and (2) included in the reported measure of segment profit or loss. The new standard also requires companies to disclose the title and position of the individual (or the name of the committee) identified as the CODM, allows companies to disclose multiple measures of segment profit or loss if those measures are used to assess performance and allocate resources, and is applicable to companies with a single reportable segment. The requirements are effective for annual reporting periods beginning on January 1, 2024, and are required to be applied retrospectively. The Company has adopted the additional disclosure requirements under ASU 2023-07. The additional requirements did not have a material impact on the financial statements.

Income Taxes

The Company is a limited liability company, and treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

The Company is subject to New York City unincorporated business tax. The sole member is subject to U.S. federal and state income tax audits for all periods subsequent to 2022.

Effective January 1, 2025, the Company adopted Accounting Standards Update (ASU) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires enhanced disclosures regarding income taxes, including disaggregated information about income (or loss) from continuing operations before income tax expense (or benefit) by domestic and foreign sources, and income tax expense (or benefit) by federal, state, and foreign jurisdictions. The ASU also requires a more detailed reconciliation of the statutory federal income tax rate to the effective tax rate, with reconciling items presented in specified categories and additional qualitative information for significant items. Further, the ASU requires disclosure of income taxes paid (net of refunds received) disaggregated by jurisdiction. The Company adopted the standard as required for its fiscal year beginning January 1, 2025. The adoption of ASU 2023-09 did not have a material impact on the Company's financial position or results of operations, or income tax disclosures.

Allowance for credit losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or

Allowance for credit losses (continued)

purchase. Under the accounting update, the Company has the ability to determine if there are no expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Management does not believe that an allowance is required as of December 31, 2025.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. This requires lessees to recognize most leases on their balance sheets as a right-of-use (ROU) assets with a corresponding lease liability. Additional qualitative and quantitative disclosures are also required. The Company adopted the practical expedient and made an accounting policy election allowing lessees to not recognize ROU assets and liabilities for leases with a term of 12 months or less or leases that had no material impact to the Company's financial position.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Deposit with clearing broker

Pursuant to an agreement with its clearing broker, the Company is required to maintain a clearing deposit of $100,000.

4. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

4. Fair value measurements (continued)

The following table presents information about the Company's assets measured at fair value as of December 31, 2025:

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Observable Inputs (Level 3)	Balance as of December 31, 2025
Securities owned, at fair value				
Equity Securities	$50,670			$50,670
Fixed Income	$2,214			$2,214

5. Related party transactions

The affiliate is a registered investment advisor separately owned by the Company's sole member. At December 31, 2025 amounts due to this affiliate are $32,316. These amounts are non-interest bearing and are due on demand.

6. Net capital requirement

As a member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company's net capital was $878,615 which was $778,615 in excess of its minimum requirement of $100,000.

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii).

8. Off-balance sheet risk and concentrations of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions for these securities are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. The clearing agreement is also subject to termination fees of $250,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

In the normal course of business, the Company's customer activities will involve the execution, settlement, and financing of

8. Off-balance sheet risk and concentrations of credit risk (continued)

various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains all of its cash balances at three financial institutions. At times, these balances may exceed Federal Deposit Insurance Corporation insured limits. The Company has not experienced any losses in such accounts.

9. Single Segment Report

The Company is engaged in a single line of business as a securities broker-dealer whose operations consist principally of engaging in securities principal transactions. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The Company's segment revenue and expenses are in line with what is in the Company's statement of operations and includes all significant categories that are provided to the CODM for review. Also, the segment assets are the same as those reported in the Company's statements of financial condition.

10. Retirement plan

The Company has a 401(k) plan (the "Plan") which covers employees who work a minimum of 1,000 hours per year and are at least 18 years of age. Employees may defer a percentage of their salary up to the maximum percentage allowable not to exceed the limits of Internal Revenue Code Section 401(k). Employee contributions are vested immediately. The Plan does not provide for the Company to make any matching contributions. The 401(k) payable as of December 31, 2025 is $3,533 and is included in accounts payable and accrued expenses.

11. Lease Commitments

The Company had obligations as a lessee for office space, with initial noncancellable terms in excess of one year. The term of the lease is two years. The Company classified this lease as an operating lease. The discount rate used to present value the monthly lease expense for the rental lease is 7.5%. This lease expires December 2026. The amount of ROU asset pertaining to lease obligation is $211,100.

HENLEY & COMPANY LLC
NOTES TO THE FINANCIAL STATEMENT

11. Lease Commitments (continued)

Amounts reported in balance sheet as of December 31, 2025 were as follows:

Operating lease ROU asset $108,808
Operating lease liability $110,483

The Company also rents space through a Regus office. This lease is on a month to month basis of $4,185.

For the year ended December 31, 2025, the Company discloses a weighted average discount rate of 7.5% for its operating lease.

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments. Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2025 are as follows:

2026	$	115,023
		115,023
Imputed interest		(4,540)
Lease liability	$	110,483

12. Contingencies

The Company is involved in contingent matters incidental to its ordinary course of business. In Management's opinion, none of these items would have a material effect on the Company's financial position.

13. Subsequent Events

The Company has evaluated subsequent events through March 19, 2026, the date as of which these financial statements are available to be issued. The firm determined that in January 2026, the Company experienced a theft of funds from its bank account in the amount of $250,000. At this time it appears that their insurance coverage will fully reimburse the firm.